
January 26, 2015

Via E-mail
Mr. Oliver Bialowons
President
SmartHeat Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

> **Re:** **SmartHeat Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2013**
> **Filed October 24, 2014**
> **File No. 1-34246**

Dear Mr. Bialowons:

We have reviewed your response letter dated January 15, 2015 and have the following comment.

Form 10-K/A for the Fiscal Year Ended December 31, 2013

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1. We note your response to prior comment one. Please amend your Form 10-K/A as proposed in your response letter. We remind you to include currently dated certifications that refer to the amended form.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Robert Newman, Esq.
        Newman & Morrison LLP